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                          June 1, 2021

       Patricia L. Cook
       Chief Executive Officer
       Finance of America Companies Inc.
       909 Lake Carolyn Parkway, Suite 1550
       Irving, TX 75039

                                                        Re: Finance of America
Companies Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 25, 2021
                                                            File No. 333-256453

       Dear Ms. Cook:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance